UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53096



02019779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hopkins Plaza Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Hopkins Plaza
(No. and Street)

Baltimore,	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Skinner, Jr.   410-347-8294
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — if individual, state last, first, middle name)

250 West Pratt Street,	Baltimore,	Maryland	21201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ William T. Skinner, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Hopkins Plaza Securities, Inc. _____, as of

_____ February 25, _____, ~~XI9~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Treasurer
Title

_____ *Amy S. Fuller* _____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOPKINS PLAZA SECURITIES, INC.
Report of Independent Accountants on
Statement of Financial Condition
for the year ended December 31, 2001



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors of
Hopkins Plaza Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hopkins Plaza Securities, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 20, 2002

Hopkins Plaza Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	75,000
Cash deposited at parent company		24,164
Prepaid expenses		8,177
Receivable from parent company		21,216
Total assets	$	128,557

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	21,730
		21,730
Stockholder's equity		
Common stock, par value $.10; authorized 100,000 shares; issued and outstanding, 1,000 shares		100
Additional paid-in capital		149,900
Retained earnings		(43,173)
		106,827
Total liabilities and stockholder's equity	$	128,557

The accompanying notes are an integral part of this financial statement.

Hopkins Plaza Securities, Inc.
Notes to Statement of Financial Condition

1. Nature of Business and Related Party Transactions

Hopkins Plaza Securities, Inc. (the "Company"), which is a wholly-owned subsidiary of Mercantile-Safe Deposit and Trust Company (the "Parent Company"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides distribution services to Mercantile Capital Advisory, Inc., a related investment advisor registered under the Investment Advisers Act of 1940.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provision of Rule 15c3-3.

The Company has an agreement with the Parent Company to finance the expenses of the Company to the extent necessary for the Company to be in compliance with certain net capital requirements.

2. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Income Taxes

The Company joins with the Parent Company and other affiliates in filing a consolidated Federal income tax return. The provision of Federal income taxes is determined on the basis that each affiliate files separate income tax returns.

The Parent Company reimburses the Company for the income tax benefit generated by the Company. The Company has a receivable from the Parent Company for their benefit of $21,216 at December 31, 2001.

4. Net Capital Requirements

Pursuant to Rule 15c3-1 (Uniform Net Capital Rule) of the Securities Exchange Act of 1934, the Company is required, as a broker-dealer, to maintain net capital equivalent to the greater of 12.5% of its aggregate indebtedness or $25,000. The Company's net capital exceeded this minimum requirement by $28,270 on December 31, 2001. The ratio of aggregate indebtedness to net capital was .41 to 1 on December 31, 2001.